Seller	Dekanta Alcohol Trading International Pte. Ltd. ______________________ ______________________ ______________________

Buyer	RSE Innovation, LLC 46 Howard St, Suite 215, NY NY 10013

It is the sole responsibility of the Buyer to obtain appropriate advice (including legal, tax and investment advice) from other persons as the Buyer sees fit. The Seller does not offer financial advice.

Order details

Purchase Order Number	DT070325001

Date	March 07, 2025

Payment Due

Cask Specifications:

Cask Name: Karuizawa Sherry Single Cask Distilled: 2022

Wood type: 1st Fill Oloroso Sherry Minimum alcohol content: 63.50%

Cask Name: Karuizawa Sherry Single Cask Distilled: 2023

Wood type: 1st Fill Oloroso Sherry Minimum alcohol content: 63.50%

Distillery

Karuizawa Whisky Co., Ltd, registered office is at 2785-318, Hotchi, Karuizawa-machi, Kitasaku-gun, Nagano prefecture, Japan389-0113 (hereinafter referred to as the “Distiller or Distillery, as the case may be)

Whisky Specifications:

Ingredients: malt

And as otherwise agreed between the parties and with the Distillery before the execution of this Contract. (below defined)

Price per cask: $120,000.00 Karuizawa 2022; $80,000.00 Karuizawa 2023 (all prices quoted are in USD)

This price including: 10-year period of warehousing maturation and all storage fees, all insurance costs, for 10 years period, and sample withdrawal fees for 10 years, in accordance with terms set out below.

WHEREAS:

The Buyer agrees to buy and the Seller agrees to sell the following Whisky Casks according to the attached Terms and Conditions:

Quantity of Cask/s	5
Details of Cask/s

2x

Cask Name: Karuizawa Sherry Single Cask Distilled: 2022

Wood type: 1st Fill Oloroso Sherry Minimum alcohol content: 63.50%

3x

Cask Name: Karuizawa Sherry Single Cask Distilled: 2023

Wood type: 1st Fill Oloroso Sherry Minimum alcohol content: 63.50%

Total consideration (USD) (including VAT where applicable and including administration fee)	USD $480,000.00

Buyer agrees to purchase the Whisky Casks (“Cask(s)”) as detailed above and in accordance with the attached Terms and Conditions together with the Addendum (if any) and shall together constitute the entire agreement made between the parties hereto.

(hereinafter referred to as the “Contract”).

SETTLEMENT INFORMATION

Account Name; __________________________________________________

Multi-Currency Account; _____________ Bank Name; ______________

Bank Address; ______________________________________________

Swift Code/ BIC; ___________ Bank Code; ____

Branch Code; ___

If the Account Name is too long, please use the beneficiary address to add the additional name of our Account on your bank's online platform. If you have any queries or concerns, please speak to us before you initiate the transfer.

Example: Account Name: _____________________ Beneficiary Address: _________________

____________________ __________________ __________________

Buyer fully understands and agrees that the Seller shall have the right to require further information and documents to be furnished to the Seller, from time to time.

Signed for the Seller: /s/ Dekanta Alcohol Trading……………….…. Date: March 07, 2025

Signature of Buyer : /s/ Christopher Bruno…………………..………… Date: March 11, 2025

Buyer acknowledges having read and agreed to the Terms and Conditions below attached.

TERMS & CONDITIONS

1.Ordering Casks

(a)All orders placed are subject to availability. If, for any reason the Seller is unable to proceed with the supply, including if the Cask is unavailable, the Seller may cancel the order within 7 business days from the day this Contract is entered into and issue a refund for all amounts paid for the cancelled order to the Buyer within 3 business days. This shall be ~~is~~ the Buyer’s only remedy and recourse against the Seller in these circumstances.

(b)Once an order has been paid, whether partially or in full, the Buyer may not cancel unless otherwise agreed by both parties.

2.Ownership of Casks

(a)Notwithstanding anything express or implied in these terms, the Seller shall retain ownership of the Casks, and title and interests will not pass to the Buyer until the date that payment is made in full for the Casks. The Seller agrees to provide certification of ownership within 6-8 weeks of receipt of full payment.

3.Warehousing and bottling of Casks

(a)The Cask must remain in the Distiller’s Warehouse for a minimum period of 10 years during the maturation process (referred to as the 10 Year Maturation Period). Until conclusion of the 10 Year Maturation Period the Buyer is not permitted to move the Cask or bottle the Cask.

(b)Following expiry of the 10 Year Maturation Period, the Buyer can elect to mature the Cask for a longer period of time at the Distiller’s warehouse (additional fees apply as quoted by Seller will be in line with industry averages at the time) or bottle the Cask.

(c)In the event that the Buyer elects to bottle the Cask, the Buyer acknowledges and agrees that the Seller will arrange for it to be bottled by the Distillery (with the label and packaging in the form to be determined and approved by the Distillery, as described in Design Guidelines below). The Seller will provide the Buyer with a quote for bottling, and if the Buyer wishes to proceed with the bottling then the Buyer must pay the fees quoted in accordance with the terms of the quote. Such cost will be reasonable and in line with marketplace.

4.Sale and promotion of Casks

(a)The Buyer is authorized to market, promote, and advertise the casks to their internal client database. Any external promotional materials, including but not limited to email marketing, social media postings, website advertising, or press releases, must be submitted to the Seller for prior review and approval, which shall not be unreasonably withheld. The Buyer shall not imply any direct partnership or exclusive affiliation with Karuizawa Distillery. However, the

Buyer may reference its partnership with the Seller at its discretion, provided such references are accurate and do not misrepresent the nature of the relationship.

5.Samples

(a)The Buyer may request samples from the Cask once per year during the 10 Year Maturation Period, with samples recommend when the Cask is 3 years old, 5 years old and 10 years old. Samples requested during the 10 Year Maturation Period in accordance with this clause are provided free of charge. After the 10 Year Maturation Period, if the Buyer requests additional samples (for example if they choose to continue to age the Casks at the distillery) then such sample requests will be charged at a fee (as advised by the Seller at the time of request). Such costs will be reasonable and in line with the marketplace. The Seller agrees to outline all costs for the Buyer’s review and approval.

(b)The Seller will follow all reasonable instructions provided by Buyer relating to the re-gauge and sample of Casks, provided that discussions shall be held between the Seller and the Buyer as necessary and additional fees may apply as quoted by the Seller.

6.Access to Cask

(a)The Buyers is permitted to visit its Cask at the Distillery on giving 90 days’ written notice (acknowledged email is acceptable) in advance to the Seller and/or the Distillery. Please note visiting is not permitted at the Distillery on public holidays designated in Japan.

7.Pricing and Payment

(a)The purchase price payable for the Casks is as set out in the key details above. Payment is to be made in accordance with the conditions as set out above.

Time shall be of the essence with regards all and any payment obligations of the Buyer under this Contract.

Failure by Buyer to make any of part of payment of any sum(s) of money, when due, will be deemed a default under the Agreement and will release Seller from all obligations under the Agreement.

(b)The purchase price includes fees for warehouse storage and insurance for the 10 Year Maturation Period. Following the 10 Year Maturation Period the Buyer will be liable to pay any extra costs such as local taxes, bottling fees, delivery fees, material fees as advised by the Seller.

8.Insurance

(a)The Seller shall maintain in force insurance policies with reputable insurance companies covering all Casks owned by Buyer which are stored at the Distiller’s warehouse facilities. The Seller will contract with the Distillery to receive all applicable insurance proceeds related to losses associated with

Buyer’s cask and remit same, in a timely manner, to Buyer in the event of a covered loss (as described below)

(b)On or before the commencement date and on renewing each insurance policy the Seller shall, upon request, send to the Buyer in respect of each policy:

i.a copy of the certificate of the current policy;

ii.full details of the cover provided; and

(b)The Seller must:

i.not do anything to invalidate any insurance policy or to prejudice the Buyer’s entitlement under it; and

iinotify the Buyer if any policy is cancelled or its terms are subject to any material change.

(d)In the event that a loss event occurs pertaining to a Cask owned by Buyer which is stored at the Distiller’s warehouse, the Seller shall remit all insurance proceeds relating to the Cask to the Buyer within 90 days of receipt.

(e)The Buyer acknowledges that there will be some evaporation of the content in the Cask and this is not replaced by the Seller and the Buyer is not entitled to any compensation in this regard.

9.Termination

(a)Parties agree that it would be impractical or extremely difficult to fix, prior to the signing of this Contract, the actual damages which would be suffered by the Seller and/or the distillery if the Buyer fails to perform its obligations under this Contract. Therefore, if, after the satisfaction or waiver of all contingencies provided for the Buyer’s benefit, Buyer breaches this Contract, Seller shall be entitled to liquidated damages equivalent to the full amount of sums already paid to the Seller and thereafter Buyer shall be released from any further liability to the Seller and the Buyer shall also not have any further recourse to or claim against the Seller.

10.Exclusion and Limitation of Liability

(a)The Seller excludes all rights, representations, guarantees, conditions, warranties, undertakings, remedies and/or other terms in relation to the Casks that are not expressly set out in this Contract to the maximum extent permitted by law. The Buyer purchases the Casks at its own risk and the Seller does not represent that the Casks will increase in value by any amount.

(b)Subject to the other terms of this clause, the Seller’s maximum aggregate liability (if any) to the Buyer for any loss or damage or injury arising out of or in connection with this Contract (including where the Cask is destroyed or substantially damaged), however arising, under any indemnity, in tort (including negligence), under any statute, custom, law or on any other basis, the provision of a replacement cask of the same year as the original (at the Seller’s sole option).

11.Force Majeure

The Seller will not be in breach of this Contract nor liable to the Buyer for any loss or damage incurred/suffered by the Buyer where such loss or damage results from an event, circumstance or cause beyond the Seller’s reasonable control including (but not limited to) fire, explosion, storm, flood, earthquake, subsidence, epidemic, pandemic, health emergencies, disease, or other natural disaster and riots, invasion, cyber- attacks, terrorist attacks, or restrictive or government regulations.

12.Applicable Laws

Parties irrevocably agree that the laws of the Republic of Singapore shall apply to this Contract and that both parties irrevocably submit to the exclusive jurisdiction of the Courts of the Republic of Singapore

13.Entire Agreement

This Contract set out the entire understanding of the parties in relation to its subject matter and supersedes any prior understanding or agreement between the Parties, whether oral or written. The parties acknowledge that neither has relied on any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether a Party or not) other than as expressly set out in this Contract including its attachments.

13Compliance with laws

Each party will comply with all applicable laws, regulations and other requirements of any relevant government or governmental agency.

14Amendments

Any amendments to this Contract must be agreed in writing and signed by both parties.

DESIGN GUIDELINES

Independent Bottling

Seller shall oversee bottles produced/supplied by Buyer from Cask products produced from the Distillery to ensure that the bottles adhere to predetermined design guidelines. The Buyer may only release bottles as Independent Bottlings (IBs) which adhere to the guidelines defined below.

The Buyer has the right to use any shape or size of bottle equal to or smaller than 75cl. The Buyer must adhere to labelling designs as follows:

a.Karuizawa Official Logo and name must be displayed prominently at the top of the label.

b.Independent Bottler Name must be larger in size than Karuizawa Official Logo and name on the label.

c.Labels must prominently feature “Bottled by [independent bottler name]”

d.Any copy or artwork related to or inspired by the Karuizawa brand must be signed off by the Supplier before production.

e.Should the Buyer wish to sell their bottlings, they must be marketed as independent bottlings. They may not suggest they are official bottlings from the Distillery in any way.